

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2011

Mr. Derek Bartlett
President and Chief Executive Officer
Newport Gold, Inc.
1-336 Queen St. South
Mississauga, Ontario, Canada

      Re: Newport Gold, Inc.
              Amendment No. 3 to Registration Statement on Form 10-12G
              Filed August 30, 2011
              Form 10-Q for Fiscal Quarter Ended June 30, 2011
              Filed August 22, 2011
              File No. 0-52214

Dear Mr. Bartlett:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ A.N. Parker

                      Anne Nguyen Parker
                      Branch Chief

cc: David Kaye, Esq.
        Kaye Cooper Fiore Kay & Rosenberg, LLP